

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170159

DIVISION OF
CORPORATION FINANCE

February 16, 2017

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: PNM Resources, Inc.
Incoming letter dated January 12, 2017

Dear Ms. Sellers:

This is in response to your letter dated January 12, 2017 concerning the shareholder proposal submitted to PNMR by the Sam and Wendy Hitt Family Trust. We also have received a letter on the proponent's behalf dated February 13, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sandford Lewis
sandfordlewis@strategiccounsel.net

February 16, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PNM Resources, Inc.
Incoming letter dated January 12, 2017

The proposal requests that the company publish a comprehensive assessment identifying all company generation assets that might become stranded, in what time frame, and quantifying low, medium and high financial risk associated with each respective asset.

We are unable to concur in your view that PNMR may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that PNMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PNMR may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal transcends ordinary business matters and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that PNMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

February 13, 2017

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to PNM Resources Inc. Regarding Stranded Assets from the Sam and Wendy Hitt Family Trust

Ladies and Gentlemen:

The Sam and Wendy Hitt Family Trust (the "Proponent") is beneficial owner of common stock of PNM Resources Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 12, 2017 ("Company Letter") sent to the Securities and Exchange Commission by Jane Whitt Sellers of McGuireWoods LLP. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Jane Whitt Sellers of McGuireWoods LLP.

SUMMARY

The Proposal, titled STRANDED ASSETS DUE TO CLIMATE CHANGE requests that the Company prepare and publish a comprehensive assessment by September 2017, omitting proprietary information and at reasonable cost, identifying all PNM generation assets that might become stranded, in what time frame, and quantifying low, medium, and high financial risk associated with each respective asset.

Following the resolved clause, the Proposal elaborates on the climate change related policy risks facing the company, including that the Company generates approximately 93% of its energy from non-renewable sources, including 50% from coal. The Proposal notes that, "regulations designed to mitigate the worst impacts of climate change, as well as climate related market changes, are likely to strand these assets."

The Proposal goes on to note that closure of units 2 & 3 at the company's coal-fired San Juan Generating Station ("SJGS") resulted in stranded assets exceeding $250 million and that the remaining two SJGS units might also become stranded.

The Company asserts that the Proposal is excludable as relating to the Company's ordinary business operations. Because the Proposal addresses the significant policy issue of

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333 climate change, does not micromanage, and has a significant nexus to the Company's business operations, the Proposal is not excludable pursuant to Rule 14a-8(i)(7).

The Company also asserts that the proposal is vague and misleading. However, neither investors nor the company would have difficulty discerning the meaning of the proposal or its terms "stranded assets" or "low, medium or high". Therefore, the Proposal is not excludable under Rule 14a-8(i)(3).

BACKGROUND

Greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century. Year-by-year the weather is becoming more extreme, indicating that we are in the midst of a global climate emergency. In 2015, 196 parties at the U.N. Climate Change Conference (COP21) agreed to limit climate change to an average global warming of well below 2°C above pre-industrial temperatures by 2050, and to pursue efforts to limit the temperature increase even further to 1.5°C (2°C scenario). Both of these ambitious goals are considered critical to heading off the most catastrophic effects of climate change. Given the projected growth in GHG emissions, however, these goals cannot be achieved without effective intervention.

Because the combined national commitments made prior to COP 21 were not scaled to a level needed to prevent global warming of 2°C, the COP 21 agreement requires participating nations to assess progress and then ratchet up their carbon reduction commitments every five years until their commitments are in alignment with capping global warming at the 2°C scenario.

A first step toward the 2°C scenario for the US is the Clean Power Plan ("CPP"). As noted in the Proposal:

> In comments to the EPA opposing the Clean Power Plan, a group of utilities claimed that coal pollution regulation will "result in billions of dollars in stranded assets." (Comment from Coalition for Innovative Climate Solutions).

As the Company Letter notes, the fate of the Clean Power Plan is uncertain under the Trump administration. Even if the Clean Power Plan is revoked, the global and market pressures to reduce the use of coal — potentially stranding the Company's assets — will continue. The expected need to reduce carbon emissions exceeds the Clean Power Plan requirements. In November 2016, the U.S. government released a report outlining a U.S. policy path for the 2°C scenario, entitled "United States Mid-Century Strategy for Deep Decarbonization,"[1] ("Mid-Century Strategy"). The report outlines several approaches by which the U.S. could achieve GHG reductions of 80 percent or more by 2050, transitioning the entire energy system to low carbon usage and emissions. Most relevant to the Proposal, the report provides multiple scenarios by which the U.S. could decarbonize the electric system by 2050.

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[1] Available at http://bit.ly/2f0n25g

The Mid-Century Strategy describes the action path that must be traveled beyond the CPP to the policies reasonably calculated to attain the 2°C scenario by 2050. The transformation required for the electricity sector goes significantly beyond the Clean Power Plan:

> Electricity produced almost entirely from clean generation sources by 2050…The [mid-century strategy] Benchmark scenario shows 92 percent of generation in 2050 coming from a diverse portfolio of clean sources, including significant contributions from solar, wind, nuclear, hydro, and CCUS [carbon capture, utilization, and storage]. Nearly all fossil fuel power plants without CCUS are phased out by 2050.

Market demand and technology innovation, quite aside from the Clean Power Plan, is expected to step up the competitive impact of renewable energy. As also noted in the Proposal, the impact of competitive technologies may also strand electric utility coal assets:

> Renewable power may also strand coal assets. According to a 2014 Rocky Mountain Institute report: "the point at which solar-plus-battery systems reach grid parity is well within the 30-year planned economic life of central power plants and transmission infrastructure. Such parity and the customer defections it could trigger would strand those costly utility assets.

A February 8, 2017 Forbes Magazine article backs up this view that market forces are going to drive stranding in the utility sector, with the headline "Solar Power And Electric Vehicles To Halt Growth In Oil And Coal By 2020." See Articles in Appendix B.

Following publication of the Mid-Century Strategy, in December 2016 the Taskforce on Climate-related Financial Disclosures (TCFD) of the G20's Financial Stability Board released a set of draft recommendations for climate-related disclosures in corporate financial filings.[2] The Task Force, chaired by Michael R. Bloomberg, is considered an authoritative interpreter of climate disclosure obligations.

The TCFD framework recommends that all companies "describe the potential impact of different scenarios, including a 2°C scenario, on the organization's businesses, strategy, and financial planning," but also includes more specific guidance for companies in the oil and gas, coal and electric utilities sectors due to the unique vulnerabilities of these industries. The Taskforce recommends that energy companies consider 2°C scenario analysis that could include among other things:

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[2] Recommendations of the Task Force on Climate-related Financial Disclosures, December 14, 2016. https://www.fsb-tcfd.org/

- Time frames used for the climate-related scenarios, including near-, medium- and long-term milestones (e.g., how does the organization consider timing of potential future implications under the climate related scenarios used).
- Qualitatively and quantitatively the key implications for the organization's performance under the various climate-related scenarios considered, including implications for the organization's value chain, capital-allocation decisions, R&D, and other financial implications.[3]

Reports issued by Moody's Investors Service in June[4] and October 2016[5] indicate that the electric power sector faces significant risk due to climate change and that Moody's will be analyzing scenarios for carbon reduction based on the Paris Climate Agreement. The October report indicates that "some utilities will manage the transition better than others," and that "companies that have a coherent plan to adapt their business models in anticipation of a changing market environment are likely to be better positioned than those that react to changes when they occur."

Utilities with substantial coal assets will need to reckon with changes in markets, technologies, and policies as a result of climate change. This reckoning must include a consideration of potential stranding of assets. PNM generates approximately 93% of its energy from non-renewable sources, including 50% from coal.

As noted in the Financial Times article appended to this letter in Appendix B, the stranding of utilities' power production assets is anticipated by climate change experts, with a most "optimistic" projection stating that capital stock created after 2017 would break the global carbon budget. Other projections are less optimistic and find existing electric generation assets using coal to become stranded as well.

In addition, the University of Oxford's Smith School of Enterprise and the Environment states[6]:

> . . . the environment-related risks facing the thermal coal value chain are substantial and span physical environmental impacts, the transition risks of policy and technology responding to environmental pressures, and new legal liabilities that may arise from either of the former. These environment-related factors have the potential to create stranded assets, which are assets which have suffered from unanticipated or premature write-downs, devaluations, or conversion to liabilities.

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[3] Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures, December 14, 2016.

[4] *Moody's To Analyze Carbon Transition Risk Based On Emissions Reduction Scenario Consistent with Paris Agreement*, Moody's Investor Service, June 28, 2016. https://www.moodys.com/research/Moodys-to-use-greenhouse-gas-emission-reduction-scenario-consistent-with--PR_351269

[5] *Carbon Transition Brings Risks and Opportunities*, Moody's Investor Service, October 19, 2016. https://www.moodys.com/research/Moodys-Carbon-reduction-policies-bring-risk-opportunities-for-global-unregulated--PR_356697

[6] Stranded Assets and Thermal Coal: An analysis of environmental-related risk exposure, University of Oxford, Smith School of Enterprise and the Environment, January 2016

The complete study is included as Appendix C to this letter.

The Proposal entitled STRANDED ASSETS DUE TO CLIMATE CHANGE asks the Company to publish a comprehensive assessment by September 2017, omitting proprietary information and at reasonable cost, identifying all PNM generation assets that might become stranded, in what time frame, and quantifying low, medium, and high financial risk associated with each respective asset. The Full Proposal is included as an Appendix A to this letter.

ANALYSIS

I. The Proposal may not be excluded under Rule 14a-8(i)(7) because it focuses on the significant policy issue of climate change, which has a clear nexus to the Company's business, and does not micromanage.

The Company asserts that the Proposal is excludable as relating to the Company's ordinary business operations. The Proposal requests that the Company prepare and publish a comprehensive assessment of the financial risks to the Company of stranded generation assets due to climate change. Because the Proposal addresses the significant policy issue of climate change and has a significant nexus to the Company's business operations, the Proposal is not excludable pursuant to Rule 14a-8(i)(7).

The Company asserts the Proposal is excludable under Rule 14a-8(i)(7) either because (i) it relates to the Company's financial planning and investment decisions or (ii) relates to the Company's choice of resources and technologies for use in its operations. In essence, the Company's arguments are that these issues raised by the Proposal are too complex for investors to attend to, and ought to be reserved to management.

The Staff has long found that proposals on climate change and climate impacts address a significant policy issue that transcends ordinary business and are therefore not excludable under Rule 14a-8(i)(7).
Numerous proposals on climate change risks to the utility sector have also been found to address a significant policy issue. *Dominion Resources, Inc.* (February 16, 2016) Board of Directors oversee a study of the potential future threats and opportunities presented by climate change driven technology changes in the electric utility industry; *Great Plains Energy Incorporated* (February 5, 2015) quantitative and time bound carbon dioxide reduction goals to reduce corporate carbon emissions; *FirstEnergy Corp.* (March 4, 2015) carbon dioxide reduction plan; *Portland General Electric Company* (February 19, 2016) a climate change adaptation report, quantifying the financial and operational risk to the company associated with climate-change driven "mega-droughts," such as those that reduce hydroelectric resources by 75 to 100% for an extended period of years, and describing how the company would avoid increased GHG emissions in mega-drought conditions.

The relationship between climate change impacts and finance does not render a proposal excludable. In fact, even a proposal addressing a bank's lending, investing, and financing activities — the utmost of financial planning and investment decision-making — was not found excludable by the Staff when its focus was an assessment of the greenhouse gas emissions resulting from those activities. *PNC Financial Services Corp.* (Feb 13, 2013). Similarly, it has long been established that a fossil fuel company can be asked about its goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long- and short-term financial and operational risks to the company and society. *Alpha Natural Resources* (March 19, 2013) (proposal specifically mentioned the need for attention to stranded assets in its supporting statement).

There is a clear nexus between the Company and the subject matter.

As a major utility company with 93% of its energy production generated by non-renewable sources, and 50% from coal, PNM is likely to experience the burdens of climate change regulation disproportionately to other businesses. The Proponents are concerned about the financial risks to the Company related to climate change, and seek information regarding the Company's forward-thinking on risk mitigation. There is a clear nexus of the Proposal's subject matter to the company business.

The Proposal does not impermissibly dictate choice of technologies.

Even a proposal seeking exploration of specific technology is not excludable where the technology choice is subject to widespread public debate. Coal is the most controversial and debated technology in the climate change debate, with most experts believing that in the absence of effective carbon capture technologies its usage will need to be virtually eliminated.

Even discussion of less controversial technologies, when subject to widespread debate, are permissible topics of climate proposals not excludable as ordinary business. See for example *Dominion Resources, Inc.* (February 27, 2014) a report evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy. DTE Energy Company (January 26, 2015) sought creation of a report assessing how DTE is adapting, or could adapt, its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions. See also on same general proposal, *Duke Energy Corporation* (February 22, 2016).

NextEra Energy (February 22, 2013) the proposal was directed toward a choice of technology, requesting that the company — an electric utility — adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage at nuclear plants by minimizing the storage of nuclear waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage. The proposal also requested the company report to shareholders on progress quarterly. Despite the focus on technology choices, the proposal was not excludable as ordinary business.

Unlike the proposals cited by the Company, this Proposal does not focus on choice of technology, and only asks about technology choices in a context that reflects the significant policy issue. The instances cited, *FirstEnergy Corp*. (Mar. 8, 2013) and *Dominion Resources, Inc*. (Feb. 14, 2014) were not focused on the significant policy issue of climate change, but simply on solar energy, energy efficiency, cogeneration, etc. As such, they were treated as similar to *PG&E Corp*. (Jan. 10, 2014) (allowing the exclusion of a proposal that the company request revision to its smart meter policy under rule 14a-8(i)(7), noting that "the proposal relates to the company's choice of technologies for use in its operations") and *AT&T Inc.* (Feb. 13, 2012) (concurring in exclusion of a proposal requesting a report on financial and reputational risks posed by continuing to use technology that inefficiently consumed electricity).

In contrast to those proposals, the question of continuing to utilize coal-burning assets is a singularly high-profile, significant policy issue.

The Proposal does not merely "touch on" significant policy, it focuses on it

When proposals seek disclosure that strays into ordinary business by going beyond the significant policy issue that is addressed by the proposal, they are excludable. See *Exxon Mobil Corp*. (Mar. 6, 2012) where the request for report on "possible short and long term risks to the company's finances and operations" related to the company's oil sands operation was not limited to environmentally related concerns on oil sands. Similarly, if proposals address energy technologies or efficiencies but are not clearly grounded in concerns about climate change, then they also are excludable. *Flir Systems, Inc*. (Feb. 6, 2013) (report on company's short- and long-term strategies pertaining to energy use management). But neither such situation applies here. In this instance, the title of the Proposal plainly limits it to climate change related asset stranding. It is grounded in the significant policy issue and does not go beyond it.

The Company Letter notes that in some instances proposals have been excluded even though they touched upon significant policy issues. The company cites the examples of *Dominion Resources, Inc.* (Feb. 14, 2014) (allowing the exclusion of a proposal requesting a report on the risks and benefits of increased solar generation); *Exxon Mobil Corp.* (Mar. 6, 2012) (allowing the exclusion of a proposal requesting a report discussing the risks to the company's finances and operations posed by the environmental, social, and economic challenges associated with its oil sands); and *The TJX Companies, Inc.* (Mar. 29, 2011) (allowing the exclusion of a proposal requesting a report on the risks created by the actions the company takes to avoid or minimize U.S. federal, state, and local corporate income taxes). Unlike the present Proposal, these proposals were not principally focused on a significant policy issue.

The Proposal does not micromanage

The Company argues that it is in a highly regulated sector and therefore too complex for shareholder oversight.

These arguments regarding utilities operating in a highly regulated environment have been rejected as a basis for ordinary business claims on similar climate related proposals. As noted above, even seeking evaluation of risks related to a specific technology is not a problem where the technology is subject to widespread public debate. *DTE Energy Company* (January 26, 2015), *Duke Energy Corporation (*February 22, 2016), *NextEra Energy* (February 22, 2013), *Dominion Resources, Inc.* (February 27, 2014).

The Company further attempts to argue that the proposal is micromanagement similar to *Apple Inc.* (Dec. 5, 2016) and *Deere & Co.* (Dec. 5, 2016). These proposals included detailed requirements for company to issue a "feasible plan for the company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the company and major suppliers, including, but not limited to, manufacturing and distribution, research facilities, corporate offices and employee travel, and report the plan to shareholders." Unlike the present proposal, the proposal in *Apple* and *Deere & Company* went beyond asking for a report to shareholders on risks of current plans, to seeking a "feasible plan" - a more detailed and prescriptive requirement which went beyond merely issuing a report to shareholders. The present proposal is not analogous because it simply asks for a report analyzing risks, not a feasible plan. Numerous other similar proposals have sought detailed reports to shareholders on numerous issues without crossing the line into micromanagement or ordinary business. See for instance *Exxon Mobil (March 19, 2014).*[7]

Such detailed reporting is appropriate because it matches the kind of details that one finds a Form 10-K. Many investors are seeking far more quantitative disclosure of sustainability risks was demonstrated recently in the groundswell of comment letters to the SEC on the Regulation S-K Concept Release[8] urging the SEC to mandate disclosure of ESG (Environmental, Social. and Governance) information.

The Sustainability Accounting Standards Board (SASB) analyzed the comment letters received by the SEC, and found outsized demand for ESG disclosure - two-thirds of the 276 non-form comment letters discussed ESG disclosures in SEC filings. Most of the letters supported ESG disclosures, and for many commenters, this was the only issue they were concerned about.[9] A full 80% of ESG-related comment letters called for improved

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[7] Requesting a report using quantitative Indicators on the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Proponents suggested the report address, at a minimum, and on a regional basis or by each play in which the company operates:
• Percentage of wells using "green completions;"
• Methane leakage as a percentage of total production;
• Percentage of drilling residuals managed in closed-loop systems;
• Goats to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
• Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
• A system for managing naturally occurring radioactive materials;
• Numbers and categories of community complaints of alleged impacts, and their resolution;
• A systematic approach for reporting community concern statistics upward within the company.

[8] Release No. 33-10064; 34-77599; File No. S7-06-16.
[9] SASB Comment Bulletin, p. 3.

disclosure of sustainability information in SEC filings.[10] Of the ESG-related comment letters submitted, 37% were submitted by asset owners and asset managers.[11] SASB concluded its analysis by stating that the comments on the Concept Release "have sent a strong signal to the SEC that times have changed" and that investors are asking for better disclosure of material ESG information in SEC filings.[12]

In its comment letter responding to the SEC's Concept Release, the SASB (an independent standard-setting body whose staff includes many prior SEC officials including Mary Schapiro (Vice Chair) and Allan Beller), pointed out that "today's reasonable investors use sustainability disclosures."[13] SASB cited a 2015 CFA Institute survey, in which 73% of institutional investors stated that they take ESG issues into account in their investment analysis and decisions.[14] SASB also commented that while Regulation S-K already requires disclosure of material sustainability information, current disclosures are of poor quality. In fact, 40% of 10K disclosure on ESG issues consist of "boilerplate" language and does not help investors "understand or price risk or to evaluate performance…"[15]

The requested form of disclosure in the Proposal, which effectively integrates core sustainability challenges and investor concerns regarding risk, is of obvious and appropriate interest to investors. The Company attempts to distinguish *Hess Inc. (Feb. 29, 2016)* where the Proposal sought a similar report on stranded assets related to climate change and associated demand reductions. The Company asserted that unlike other stranded asset focused climate proposals, this Proposal focuses on the "quintessential business issue of the potential financial losses associated with the Company's fossil-fuel/carbon-emitting generation facilities while *implicitly advocating the use of different technologies* to produce the Company's core product." [Emphasis added]

The Company letter cites distinctions without a difference. "The proposal in *Hess* concentrated on the consequences of the company's inability to *monetize* increasing proportions its core product (oil reserves); the core assessment, therefore, necessarily concentrated on the company's inability to sell its oil reserves due to climate change and "associated demand reductions," and not on the use of different technologies used in the company's ordinary business operations."

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[10] SASB Comment Bulletin, p. 4.
[11] SASB Comment Bulletin, p. 5.
[12] SASB Comment Bulletin, p. 7.
[13] Sustainability Accounting Standards Board. (September 14, 2016). *Business and Financial Disclosure Required by Regulation S-K -- the SEC's Concept Release and Its Implications* [Press release]. Retrieved from http://www.sasb.org/wp-content/uploads/2016/09/Reg-SK-Comment-Bulletin-091416.pdf, p. 2 (hereinafter "SASB Comment Bulletin").
[14] *Id*.
[15] *Id*.

In contrast, the Company asserts the present Proposal "seeks to address the Company's financial loss risk related to the generation of electricity, its core product, and ignores the central role of the NMPRC regarding the choice of technologies utilized in such generation." It is important to note that the Company's required 2014 Integrated Resource Plan was not accepted by the NMPRC.

The company notes that in *Hess*, the company is "engaged in the exploration and production of crude oil and natural gas" (http://www.hess.com/company), while the Company is a regulated utility mandated under state law to generate and distribute electricity.

But regardless of whether the company is engaged in exploration and production of crude oil and natural gas or in generating electricity, these are energy sectors where investor interest is quite appropriate regarding how climate change policy may lead to stranded assets.

The company also attempts to distinguish *Hess* as tied directly to a significant social policy: "a report disclosing financial risks...related to climate change and its associated demand reductions," whereas they claim this Proposal does not mention any significant social policy issue. To the contrary, the title makes the focus quite clear. The supporting statement and whereas clauses also mention the significant policy issue throughout.

Although *Hess* focused on a company-developed resource *in the ground* rather than one constructed *above the ground,* this is a distinction without a difference. In either form, the focus of a stranded asset report is on losses due to investment choices and sunken investments that run into a conflict with climate policy.

II. The Proposal is neither vague nor misleading and not excludable on the basis of Rule 14a-8(i)(3).

The Company asserts that the Proposal is excludable in its entirety on the basis of Rule 14a-8(i)(3) because the Proposal (i) fails to provide an adequate description of the standards by which the requested report is to be prepared and evaluated, and fails to convey to shareholders the complexity of the information that the Proposal suggests can be reduced to simple categories, and (ii) fails to define or explain key terms in the Proposal.

In fact, the Proposal is neither vague nor misleading, and provides sufficient context for shareholders to vote on it, and for shareholders and management to understand what is called for.

The Company Letter goes to extraordinary lengths in an attempt to complexify the needed assessment to make it seem as if only a regulatory level of detail in the proposal could suffice to provide clarity. The Proposal provides an appropriate level of detail in describing the report sought - neither micromanaging the content and inappropriately limiting company discretion, nor leaving it so vague that the purpose and content would be beyond the comprehension of management or shareholders. The Proposal has the appropriate and necessary details given the context provided in the supporting statement. The supporting statement expressly states: "PNM generates approximately 93% of its energy from non-renewable sources, including 50% from coal. Regulations designed to mitigate the worst impacts of climate change, as well as climate related market changes, are likely to strand these assets." This is sufficient background for shareholders and investors to understand the Proposal's request for a report to identify assets that might become stranded, in what time frame, and quantifying the level of financial risk associated with each respective asset.

As such, these requests are not vague.

Although the future is uncertain for climate policy in the near term, the position of the proposal and other similar proposals is that an assessment is needed based on likely climate policy. Although "Countless scenarios could be constructed as to what might happen," the Proposal focuses on the need for disclosure that addresses a range of scenarios relevant to coal. It is appropriately within the discretion of the Company to decide which scenarios are relevant to its operations, and it is not necessary to circumscribe "all possible scenarios" or describe externally applicable standards to seek a report on the scenarios that are, from the company's perspective relevant.

The Proposal is unlike proposals where external guidelines are *mentioned* but not described, i.e. *Exxon Mobil Corp.* (Mar. 21, 2011) or *The Kroger Co.* (Mar. 19, 2004) which allowed the exclusion under Rule 14a-8(i)(3) because the proposal requested a report using "guidelines from the Global Reporting Initiative" but failed to adequately describe those guidelines.

The fact that the Proposal mentions the Clean Power Plan (CPP) but that such plan is of uncertain future implementation does not create vagueness, only a reasonable expectation under the framework of the proposal that the Company's report will no doubt consider scenarios where the CPP is suspended but market forces exert other stranding risks on coal consuming assets.

Nor does a proposal such as this one have a requirement to note specifically that regulators have to approve changes in the Company's plans. It is well-known that the company is in a highly regulated sector, and that how its assets are allocated entails interaction with and/or approval by regulators. The question of vagueness is not whether the proposal provides a regulatory level of background and detail, but rather whether investors and the management understand the thrust of the proposal and what it will take to implement. These are not vague.

The Company letter goes on to claim that "the term 'stranded' is used several times in the Proposal and Supporting Statement, but is never defined (nor is any variation on the root 'strand'). The term 'stranded' does not have an ordinary, commonly understood meaning that shareholders can use to interpret the Proposal."

This issue of whether the term "stranded assets" is vague in use in a shareholder proposal addressing the energy industry was previously resolved by the Staff in *Chevron Corporation* (March 12, 2015), where the Staff found that the term was not vague but rather of common usage for a reasonable shareholder to understand it. In *Chevron* the company argued that terms in the proposal's resolved clause were vague or indefinite: "stranded assets," "high cost" and "unconventional" projects.

A proposal does not need to contain a set of definitions if the terms are understandable to shareholders and the company in the context of usage. On many occasions the interpretations of terms that may have consistent, but broad, meanings have been held to be acceptable. *Prudential Financial Inc.,* February 18, 2011 (proposal requesting majority voting on requirements “impacting our company” not vague and indefinite); *Cisco Systems Inc.,* July 29, 2005 (meaning of term “substantial dividend payments” not vague and indefinite); *Duke Energy Corp.,* January 10, 2003 (proposal’s request that the Board “reexamine present policies” not vague and indefinite). The key issue is whether a reasonable shareholder could understand the Proposal sufficiently to determine the key actions and measures being sought.

The term “stranded assets” is a concept familiar to most shareholders and understood to mean assets that have suffered from premature write downs, devaluations, or conversion to liabilities -- that is, a loss of value. “Stranded assets” in this context are Company assets which, due to the increasing costs of production and/or the potential for decreased demand, have a high risk of loss of value. Moreover, the term “stranded assets” has received a significant amount of press coverage in the past year discussing fossil-fuel related stranded assets,[5] as well as coverage by analysts discussing these issues.

The Company also asserts vagueness when the Proposal requests the Company to quantify “low, medium and high financial risk” associated with each of PNM’s generation assets in the context of a “stranded assets” scenario. These terms are also susceptible to multiple interpretations.

As with the prior arguments, despite the Company Letter’s extraordinary efforts to obfuscate and complexify matters, on the face of the Proposal there is no real sense that the Company or its investors will be unable to understand what is being voted upon or how to implement it.

CONCLUSION

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,



Sanford Lewis

cc: Jane Whitt Sellers

APPENDIX A

THE PROPOSAL

STRANDED ASSETS DUE TO CLIMATE CHANGE

BE IT RESOLVED: Shareholders request that Public Service Company of New Mexico ("PNM") publish a comprehensive assessment by September 2017, omitting proprietary information and at reasonable cost, identifying all PNM generation assets that might become stranded, in what time frame, and quantifying low, medium, and high financial risk associated with each respective asset.

SUPPORTING STATEMENT

A 2014 report from Oxford University's Stranded Assets Program says "Reducing emissions from electricity generation is crucial to addressing risks of anthropogenic climate change." Such reductions will have important benefits locally. According to a recent study, rising temperatures in the Southwest dramatically increase the risk of a regional megadrought but aggressive reduction in greenhouse gas emissions cuts this risk nearly in half.[1]

PNM generates approximately 93% of its energy from non-renewable sources, including 50% from coal.[2] Regulations designed to mitigate the worst impacts of climate change, as well as climate related market changes, are likely to strand these assets.

PNM recently agreed to close units 2 & 3 at the company's coal fired San Juan Generating Station ("SJGS") resulting in stranded assets exceeding $250 million, losses equally split between shareholders and ratepayers. The remaining SJGS units 1 & 4 might become stranded depending on a future determination of the extent to which they continue to serve retail customers' needs.[3] All the SJGS units are more than 40 years old and the nearby Four Corners Coal Plant ("FCPP") is 50 years old. These aging coal plants are depreciated out until 2053 for SJGS and 2031 for FCPP. The average life of a coal plant is only 40 years, according to the National Association of Regulatory Utility Commissioners.[4]

In June 2015, the U.S. adopted the Clean Power Plan, which requires the U.S. electric power sector to significantly reduce carbon emissions. HSBC noted that the Clean Power Plan's clean air requirements could "increase the stranding risk for U.S. coal producers and coal heavy utilities." In comments to the EPA opposing the Clean Power Plan, a group of utilities claimed that coal pollution regulation will "result in billions of dollars in stranded assets." (Comment from Coalition for Innovative Climate Solutions).

Renewable power may also strand coal assets. According to a 2014 Rocky Mountain Institute report: "the point at which solar-plus-battery systems reach grid parity [...1 is well within the 30-year planned economic life of central power plants and transmission infrastructure. Such parity and the customer defections it could trigger would strand those costly utility assets."

[1] See http://advances.sciencemag.org/content/2/10/e1600873.full
[2] See PNM Investor Presentation 10-6-2016, p. 37
[3] NM PRC Case No. 13-00390-UT, Supplemental Stipulation, 76.
[4] See http://qz.com/61423/coal-fired-power-plants-near-retirement/

APPENDIX B

ARTICLES FROM FORBES AND THE FINANCIAL TIMES

Pages 19 through 26 redacted for the following reasons:
- -
Copyrighted Material Omitted

APPENDIX C

PNM RESOURCES
NO ACTION REPLY LETTER

OXFORD REPORT
ON STRANDED ASSETS

Pages 28 through 215 redacted for the following reasons:
- -
Copyrighted Material Omitted

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

McGUIREWOODS

January 12, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: PNM Resources, Inc. – Exclusion of Shareholder Proposal Submitted by the Sam and Wendy Hitt Family Trust Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client PNM Resources, Inc., a New Mexico corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2017 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 28, 2016 by the Sam and Wendy Hitt Family Trust (the "Trust" or "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Trust.

The Company anticipates that its Proxy Materials will be available for mailing on or about April 4, 2017. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to the Trust any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the

Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

BE IT RESOLVED: Shareholders request that Public Service Company of New Mexico ("PNM") publish a comprehensive assessment by September 2017, omitting proprietary information and at reasonable cost, identifying all PNM generation assets that might become stranded, in what time frame, and quantifying low, medium, and high financial risk associated with each respective asset.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

DISCUSSION

I. Rule 14a-8(i)(7) – The Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the SEC stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first consideration was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (Nov. 22, 1976).

A proposal's being framed in the form of a request for a report does not change the nature of the proposal. The Staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the company. See Exchange Act Release No. 20091 (Aug. 16, 1983). When determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff considers whether the substance of the requested report involves a matter of ordinary business. See Exchange Act Release No. 20091 (Aug. 16, 1983). As the Staff stated in Staff Legal Bulletin No. 14E (CF) (Oct. 27, 2009) ("SLB 14E"), in evaluating shareholder proposals that request risk assessments:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report . . . where we look to the underlying subject matter of the report . . . to determine whether the proposal relates to ordinary business[,] we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. . . . [I]n those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7).

See also Staff Legal Bulletin No. 14H (CF) (Oct. 22, 2015) ("SLB 14H") (reiterating the Staff's view that a proposal is excludable under Rule 14a-8(i)(7) if it relates to a company's ordinary business operations and does not focus on a significant policy issue).

Accordingly, the Staff has allowed the exclusion of shareholder proposals that seek risk assessment reports when the focus of the proposal concerns ordinary business operations even though they touched upon significant policy issues. See, e.g., *Dominion Resources, Inc.* (Feb. 14, 2014) (allowing the exclusion of a proposal requesting a report on the risks and benefits of increased solar generation); *Exxon Mobil Corp.* (Mar. 6, 2012) (allowing the exclusion of a proposal requesting a report discussing the risks to the company's finances and operations posed by the environmental, social, and economic challenges associated with its oil sands); *The TJX Companies, Inc.* (Mar. 29, 2011) (allowing the exclusion of a proposal requesting a report on the risks created by the actions the company takes to avoid or minimize U.S. federal, state, and local corporate income taxes).

The Proposal is subject to exclusion under Rule 14a-8(i)(7) because it involves the direction of certain core matters involving the Company's business and operations, and deals with issues that are complex and therefore impracticable to subject to direct shareholder oversight. Specifically, the Proposal seeks to micro-manage the Company's choice of technologies used in its operations and interferes in the Company's investment decisions. The fact that the Proposal may have a relationship to a significant policy issue does not prevent its exclusion.

B. The Proposal seeks to micro-manage aspects of the Company's business that are complex and impracticable to subject to direct shareholder oversight

The Proposal requests that the Company produce a report "identifying all PNM generation assets that might become stranded, in what time frame and quantifying low, medium, and high financial risk associated with each respective asset." "PNM" refers to the Public Service Company of New Mexico, the Company's primary operating subsidiary, a regulated utility subject to oversight by the New Mexico Public Regulation Commission ("NMPRC") and New Mexico's largest electricity provider.

PNM's decisions concerning its generation assets and how it produces electricity in a safe and cost-effective manner are at the core of PNM's ordinary business and operations. The Proposal, while framed as a request for a report on prospective extraordinary events to PNM (the closure and replacement of generation assets),[1] deals with precisely the kind of processes management undertakes in conducting the core business operations of PNM – in particular, assessments of its ability to continue generating and delivering electricity to its customers at a reasonable cost into the future.

PNM's decisions regarding its generation assets, which currently include coal, nuclear, natural gas, wind, solar, and geothermal generation sources,[2] involve identifying the mix of generation resources necessary to meet future energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost while considering uncertainties related to current and future generation and transmission capabilities and technologies, as well as regulations, legislation and other matters. This complex deliberative process is the responsibility of management. It requires expertise and experience in a variety of fields, including business, finance, engineering, environmental risk-management, environmental and energy legislation and regulation (and their attendant systems and processes), and cost-recovery and safety, as well as an intimate knowledge of the choice of generation technologies available or anticipated. The outcomes of many of these business challenges and decisions are governed by NMPRC proceedings, including the mandated Integrated Resource Plan ("IRP"), in which PNM "examine[s] the challenges and opportunities for providing energy in the future and to identify the most cost-effective power generation portfolio."[3]

Of particular importance is the fact that, as a regulated utility, PNM is subject to oversight by NMPRC and is unable to make significant changes to how it generates and delivers electricity and recovers the associated costs thereof without the prior approval of the NMPRC. The generation assets at issue are all being used to serve New Mexico customers and PNM is recovering the costs associated with these assets pursuant to NMPRC-approved rates. Ongoing recovery of costs associated with such assets is subject to extensive oversight and supervision by the NMPRC. Thus, decisions related to the utilization of PNM's generation assets also involve interfacing with a regulatory body, which is necessarily the role of management and not appropriate for shareholder oversight. Any planning with respect to the future generation and delivery of electricity and related cost recovery must also be evaluated in light of any and all applicable legal or regulatory requirements, including potential changes in such requirements, which may include interpretations by or decisions from the NMPRC in connection with the Company's decisions, as well as any relevant state or federal legislation.

The Staff recently allowed the exclusion of proposals under Rule 14a-8(i)(7) when the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See *Apple Inc*. (Dec. 5, 2016) and *Deere & Co*. (Dec. 5, 2016) (in each case, allowing the exclusion of proposals requesting the company prepare a plan to for it to achieve "net-zero GHG [defined as greenhouse gas] emission status by the year 2030"). Like the proposals in *Apple* and *Deere*, the assessment required by the Proposal would implicate precisely the type of business operations that the 1998 Release indicated are too complex and impracticable to subject to direct shareholder oversight.

Further, the Proposal requests an assessment "quantifying low, medium, and high financial risk" related to generation assets that might become "stranded." Such an assessment would require a discussion of matters that are central to management's oversight over the Company's day-to-day operations: its capital investment decisions and strategy, financial planning, and the valuation of its

---

[1] The Company's analysis is based on what the Company believes the Proponent may have intended "stranded" to mean, but it is not conceding its position that the term is vague and misleading, as described in Part II.B herein.

[2] See https://www.pnm.com/generation-portfolio.

[3] See https://www.pnm.com/irp; see also §17.7.3.9(G) of the New Mexico Administrative Code.

generation and distribution assets, including whether such assets have or might be impaired as a result of various expected and unknown developments. The Staff has repeatedly concurred that shareholder proposals seeking risk reports implicating a company's financial planning and investment decisions may be excluded. See *Exxon Mobil Corp*. (Mar. 6, 2012) (concurring in the exclusion of a report on "possible short and long term risks to the company's finances and operations" related to the company's oil sands operation); *FLIR Systems, Inc*. (Feb. 6, 2013) (allowing the exclusion of a proposal that requested a report on the company's short- and long-term strategies pertaining to energy use management).

The Proposal focuses on core matters of the Company's regulated business and operations that are too complex to be practicably subjected to direct shareholder oversight. It attempts to micro-manage PNM's decision-making with respect to the manner in which it generates electricity. To fulfill its responsibility, management must engage in a multifaceted evaluation process of the relevant assets used to serve its customers, including engaging in extensive IRP and rate-making processes, which the NMPRC must ultimately approve.[4] Therefore, the Company believes it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8-(i)(7).

C. The Proposal relates to the choice of technologies for use in its operations.

The Staff has also repeatedly permitted the exclusion of proposals under Rule 14a-8(i)(7) because such proposals relate to a company's choice of technologies for use in its operations. For example, the Staff permitted a regulated utility company to exclude a proposal calling for the diversification of the company's energy resources on the grounds that such proposal related to ordinary business operations, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." *FirstEnergy Corp*. (Mar. 8, 2013). The Staff also permitted the exclusion of a proposal pursuant to Rule 14a-8(i)(7) by another regulated utility company where the proposal requesting a report concerning the risks and benefits under the company's current solar generation plans. *Dominion Resources, Inc*. (Feb. 14, 2014). Similarly, the Staff has also permitted the exclusion of a shareholder proposal requesting, among other things, that a utility company develop new cogeneration facilities and improve customer energy efficiency (*WPS Resources Corp*. (Feb. 16, 2001)). See also *PG&E Corp*. (Jan. 10, 2014) (allowing the exclusion of a proposal that the company request revision to its smart meter policy under rule 14a-8(i)(7), noting that "the proposal relates to the company's choice of technologies for use in its operations"); and *AT&T Inc.* (Feb. 13, 2012) (concurring in exclusion of a proposal requesting a report on financial and reputational risks posed by continuing to use technology that inefficiently consumed electricity).

In the context of the Supporting Statement's repeated references to coal-burning assets, the Proposal's goal may be interpreted as an attempt to alter PNM's NMPRC approved choices of technology and resources used in the generation of electricity by seeking to encourage PNM to close (or drastically curtail) its coal-burning operations. The choice of technologies in PNM's generation assets is at the center of PNM's operations, and involves a complex process that requires substantial business, engineering, and environmental risk-management expertise and experience, including intimate knowledge of the technologies available, and attention to related regulatory, cost and safety concerns. Choices of technology cannot "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's choice of technologies.

---

[4] See https://www.pnm.com/irp.

The relationship between the complexity of the decision-making and the Company's choice of technologies is seen in PNM's recent decision to retire two coal-burning units at its San Juan Generating Station ("SJGS"), which was discussed in the Supporting Statement. The decision to retire the SJGS units was made through management's deliberative process and included an agreement with the State of New Mexico and the U.S. Environmental Protection Agency ("EPA"). It took years of deliberation and involved countless considerations ranging from the ability and cost to replace the retiring unit capacity, to the availability of other technologies with which to replace the retired units, to environmental impact (both in shutting down the units and from the replacement capacity resources), to Regional Haze Rule/Clean Air Act compliance, to issues related to cost recovery for required changes to existing generation assets, to other legal and regulatory compliance. Any assessment of the remaining generation assets would require similar considerations.

Because the Proposal involves a shareholder referendum on the Company's choice of technologies in its operations, the Company believes the focus of the Proposal is a matter of ordinary business operations and therefore properly excludable from its Proxy Materials under Rule 14a-8(i)(7).

D. The Proposal is excludable on ordinary business grounds regardless of whether it touches on a significant policy issue

The Company acknowledges that the Staff is of the view that "proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7)." See SLB 14H. Examples of proposals where the Staff denied exclusion requests include *Hess Corp*. (Feb. 29, 2016) (requesting a report disclosing the financial risks of stranded assets related to climate change and associated demand reductions, including an evaluation of various scenarios in which its oil reserves cannot be monetized); *Exxon Mobil Corp*. (Mar. 23, 2007) (involving the adoption of quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (Mar. 12, 2007) (requesting a policy to increase renewable energy sources globally); and *General Electric Co.* (Jan. 31, 2007) (requesting a report on global warming).

However, the mere fact that a proposal has a relationship to a significant policy issue does not prevent its exclusion under Rule 14a-8(i)(7). Put another way, a connection to issues of social significance does not mean that the Proposal must be included automatically in the Proxy Materials. The Staff has permitted the exclusion of proposals under Rule 14a-8(i)(7) that focus on ordinary business matters and are only tangentially related to a significant policy issue. See, e.g*., Apple Inc*. (Dec. 5, 2016) and *Deere & Co*. (Dec. 5, 2016) (each noted in Part I.B above); *The TJX Companies, Inc*. (Mar. 8, 2016) (requesting senior management set company-wide targets to increase renewable energy sourcing and/or production); *Dominion Resources, Inc.* (Feb. 14, 2014) (seeking a report concerning the risk and benefits associated with the development of solar generation capabilities); *JP Morgan Chase & Co.* (Mar. 12, 2010) and *Bank of America Corp.* (Feb. 24, 2010) (in each case, seeking a policy barring the financing of customers involved in mountaintop removal coal mining). Furthermore, in *Dominion Resources, Inc*. (Feb. 3, 2011), the Staff permitted the exclusion of a proposal requesting the company initiate a program to finance the installation of solar or wind power generation on homes and businesses, despite the proposal's relationship to an environmental policy issue, noting that it related to "the products and services offered for sale by the company." See also *AT&T, Inc*. (Dec. 28, 2016).

While the Proposal has a subject matter similar to some of the proposals where exclusion was denied, the circumstances are distinguishable. For example, in *Hess,* the company is "engaged in the exploration and production of crude oil and natural gas" (http://www.hess.com/company), while the Company is a regulated utility mandated under state law to generate and distribute electricity.

Second, the proposal in *Hess* was tied directly to a significant social policy: "a report disclosing financial risks…related to climate change and its associated demand reductions," whereas the Proposal does not mention any significant social policy issue, or otherwise make any requirement that the requested report directly address any significant policy issue.[5] The focus of the Proposal, therefore, is not on a significant policy issue, but, as discussed in Part I.B, is instead on the Company's ordinary business operations. Third, although the report required by the proposal in *Hess* undoubtedly required complexity in its valuation analysis, the primary focus of such report was on the financial consequences due to demand reductions on the company's core asset – oil reserves. The analysis required by the Proposal, on the other hand, would involve a multitude of generation assets and requires expertise and experience in financial and environmental risk-management, legal and regulatory matters applicable to each of the actual and potential fuel sources for the Company's electricity generation (and each of their attendant systems and processes), as well as detailed understanding of generation technologies available. Fourth, in contrast to the proposal in *Hess* (and *Exxon Mobile Corp.* and *General Electric Co*.), the Proposal focuses on the quintessential business issue of the potential financial losses associated with the Company's fossil-fuel/carbon-emitting generation facilities while implicitly advocating the use of different technologies to produce the Company's core product. The proposal in *Hess* concentrated on the consequences of the company's inability to *monetize* increasing proportions its core product (oil reserves); the core assessment, therefore, necessarily concentrated on the company's inability to sell its oil reserves due to climate change and "associated demand reductions," and not on the use of different technologies used in the company's ordinary business operations. By contrast, the Proposal seeks to address the Company's financial loss risk related to the generation of electricity, its core product, and ignores the central role of the NMPRC regarding the choice of technologies utilized in such generation. The Company believes the Proposal is thus excludable under Rule 14a-8(i)(7), notwithstanding its tangential relationship to the topic of climate change.

Exclusion of the Proposal would be consistent with the recent decision in *Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323 (3d Cir. 2015) and with the Staff's articulated analytical approach to these issues reiterated in SLB 14H. The proposal in *Trinity* concerned the adoption of a board committee charter amendment calling for the establishment of a process to oversee the selection of products for sale in Wal-Mart stores, particularly products such as guns with "high capacity magazines" that endanger public safety, have a great potential to impair Wal-Mart's reputation, and/or would be viewed as offensive to the values integral to the company's promotion of its brand. *Wal-Mart Stores, Inc*. (Mar. 20, 2014). In *Trinity*, the Third Circuit agreed with the Staff's decision that Wal-Mart could exclude the shareholder proposal, despite its relationship to the significant policy issue of gun violence, because the proposal's relationship to a significant policy issue was not enough to outweigh the fact that the proposal called for a shareholder referendum on a matter of ordinary business. *Id*. at 354 (Schwartz, J. concurring). In essence, the focus of the proposal was not on the significant policy issue, but rather on Wal-Mart's ordinary business operations, and was thus excludable. In SLB 14H, the Staff confirmed that its approach to the ordinary business exclusion aligned with the concurring opinion. The proposal in *Wal-Mart*, according to the Staff, was excludable because "it related to the company's ordinary business operations and did not focus on a significant policy issue." SLB 14H at 7, n.25.

Like *Wal-Mart*, the Proposal fails to focus on a significant policy issue and relates to the Company's ordinary regulated business operations. While the Proposal may have a tangential

[5] To be clear, there are references to a variety of climate change issues in the Supporting Statement, but topics such as the useful life of coal plants and when "solar-plus-battery systems" may achieve "grid parity" are equally as prominent.

relationship to the significant policy issue of climate change, the Proposal is focused on the ordinary business operations of the Company and seeks to impermissibly micro-manage the Company's ordinary business activities, specifically the Company's selection of technologies for generating electricity – its primary product – and to interfere in the Company's investment decisions and the NMPRC's role in approving the relevant mix of generation assets to provide electricity to New Mexico retail customers. Therefore, the Company believes the Proposal is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(3) – The Proposal may be excluded because it is impermissibly vague and indefinite so as to be inherently misleading.

A. Background

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB14B"); see also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc*. (Mar. 12, 1991).

The Company believes the Proposal is excludable in its entirety on these grounds because the Proposal (i) fails to provide an adequate description of the standards by which the requested report is to be prepared and evaluated, and fails to convey to shareholders the complexity of the information that the Proposal suggests can be reduced to simple categories, and (ii) fails to define or explain key terms in the Proposal.

B. The Proposal fails to describe any standard by which the requested report is to be prepared and evaluated and fails to convey to shareholders that the information the Proposal requests is complex and cannot be reduced to the simple categories stated in the Proposal

The Proposal is excludable under Rule 14a-8(i)(3) because it requests a "comprehensive assessment" of all of the Company's generation assets, but never defines the parameters under which such assessment is to be made. Countless scenarios could be constructed as to what might happen with the Company's generation assets based on unknown future events, legislation and regulation, as well as future regulatory actions and outcomes. This renders the report essentially limitless in scope and substance, and any attempt to comply with the Proposal's request would require the Company to speculate, without any guidance from the Proposal, as to what criteria it should attempt to evaluate. In other words, there is no meaningful way for the Company to comply with this Proposal.

While the Supporting Statement references different known and unknown regulations and outlooks generally related to climate change, it also references the "average life" of a coal plant and the timing of potential grid parity of "solar-plus-battery systems." Thus, it is unclear if the report should consider *all possible scenarios* under which the Company's generation assets may be impacted, or if it should focus on the impact of any or all of (i) known and/or potential climate change regulations, (ii) "aggressive reductions in greenhouse gas emissions" generally, (iii) technological advances in renewable energy, (iv) the useful life-time of its generation assets or (v) the life-time attached to its generation assets for purposes of cost-recovery from ratepayers. As a result of this uncertainty, it is unclear which standard should be used to measure the contents of the requested report or how shareholders should evaluate the Proposal or the report. Further, speculation regarding these matters may result in the production of a report susceptible to misinterpretation by shareholders, regulators, including the NMPRC, and others, with potentially unintended negative consequences to the Company.

Moreover, even if the Company were to narrow the focus of the report to the impact of the vague climate change considerations mentioned in the Supporting Statement, the Proponent does not adequately explain or describe the standards of such considerations or their implication on the requested report. The Staff has repeatedly allowed the exclusion of shareholder proposals as vague and indefinite when they fail to describe external standards on which the requested report is based. For example, in *Exxon Mobil Corp.* (Mar. 21, 2011), the Staff allowed the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report using "guidelines from the Global Reporting Initiative" (the "Guidelines") because the proposal failed to describe the scale and substance of the Guidelines, and the complexity of the Guidelines meant that the company and its shareholders could hold conflicting interpretations of the proposal. As a result, "neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Additionally, in *The Kroger Co.* (Mar. 19, 2004), the Staff also permitted the exclusion under Rule 14a-8(i)(3) of a proposal requesting a sustainability report based on the Guidelines when the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company of what actions would be needed to implement the proposal.

The only regulation specifically mentioned in the Supporting Statement, the Clean Power Plan ("CPP"), has been adopted but its implementation is currently stayed by the U.S. Supreme Court. Assuming this is one of the considerations to be covered by the requested report, neither the Proposal nor the Supporting Statement provide any explanation or description of the CPP that would be necessary for shareholders to vote knowledgeably on the Proposal. The CPP is the EPA's final carbon standard for existing fossil fuel power plants which was issued in August 2015. This new rule requires states to impose compliant state-level standards of performance on generating units or to adopt a federal plan proposed by the EPA. However, the CPP has been challenged in the federal courts and in February 2016, the U.S. Supreme Court issued a stay of the rule until disposition of legal challenges. There has also been extensive speculation in the press about actions that the EPA may take with respect to its own rule when the Trump administration takes office later this month. None of this information is included in the Proposal or the Supporting Statement. For example, there is no detailed description of the CPP's requirements, or that it will vary on a state-by-state basis, that it is a complex and voluminous regulation, or that it has been stayed by the U.S. Supreme Court, each of which would be necessary for shareholders to vote knowledgeably on the Proposal. The Supporting Statement also references unknown and undefined regulations "designed to mitigate the worst impacts of climate change" but fails to provide any type of description as to what those may be or when they may be implicated.

Finally, but vitally, the Proposal and Supporting Statement fail to address a key component in any generation asset decision-making by PNM: namely, that any determination regarding such assets necessarily involves a decision by the NMPRC. As discussed in Part I.B, PNM is legally prohibited from implementing decisions relating to terminating or materially modifying the utilization of its generation assets without the permission of the NMPRC, so any assessment of its generation assets unavoidably requires a consideration of the NMPRC and its potential responses. The centrality of the NMPRC in any assessment by PNM is not addressed in the Proposal or Supporting Statement, meaning shareholders were provided with no description or explanation regarding an element essential for shareholders to vote knowledgeably on the Proposal.

Because of the lack of description regarding the standards under which the report is to be prepared and evaluated, and the role of the NMPRC in determining the outcomes which are the specified topics to be addressed in the requested report, the Company's shareholders cannot be expected to understand what the requested report would require, and thus cannot understand the implications of the Proposal for the Company. Further, the Company would not be able to determine with reasonable certainty what the actions or measures the Proposal requires. For these reasons, the Proposal should be excluded on the basis of Rule 14a-8(i)(3) for being vague and indefinite.

C. The Proposal fails to explain or define key terms

The exclusion of shareholder proposals under Rule 14a-8(i)(3) has been permitted by the Staff on several occasions where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to determine with reasonable certainty what actions or policies the company should undertake if the proposal were adopted. For example, in *The Home Depot, Inc.* (Mar. 12, 2014), the Staff allowed the exclusion of a proposal requesting a sustainability report where the proponent failed to define the key term "benchmark objective footprint information" because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also *Moody's Corp.* (Feb. 10, 2014) (allowing the exclusion of a proposal requesting that the board report on the company's "assessment of the feasibility and relevance of incorporating ESG risk assessments qualitatively and quantitatively" into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments").

The Proposal requests that the Company prepare a report identifying all of the generation assets that could become "stranded." The term "stranded" is used several times in the Proposal and Supporting Statement, but is never defined (nor is any variation on the root "strand"). The term "stranded" does not have an ordinary, commonly understood meaning that shareholders can use to interpret the Proposal, and thus they would be unable to determine with reasonable certainty what actions the Company would be expected to undertake if the Proposal was adopted. Additionally, the Proposal also fails to explain how assets might become "stranded" as a result of the standards referenced in the Supporting Statement. It also appears from the description in the Supporting Statement of certain units at the SJGS which became "stranded assets" (in the Proposal's parlance) that the consequences of such a fate are also uncertain. In the case described, losses associated with the units being closed were borne both by ratepayers and shareholders. Presumably, this would not be the outcome in every case of "stranding." In the end, the lack of a definition of "stranded" or a description of the consequences to associate with such a risk renders the Proposal incapable of being properly interpreted by shareholders.

Beyond the issue with the term "stranded," the Proposal asks that the requested report quantify "low, medium and high financial risk" associated with each of PNM's generation assets in the context of a "stranded assets" scenario. These terms are also susceptible to multiple interpretations. Do they refer to the likelihood of "stranding"? The magnitude of losses associated with the closure of a generation asset? The extent to which losses associated with "stranded" assets would be borne by ratepayers or shareholders or both groups? Having had no interpretation specified in the Proposal for this critical component of the required report leaves shareholders and the

Company unable to interpret the actions the Company would be required to undertake if the Proposal was adopted.

Given this lack of definition for the core term of the Proposal and the fact that the scope of a critical component of the requested report has also been left undefined, shareholders' interpretations of what actions the Company would take under the Proposal will necessarily differ from those of other shareholders and from the Company's own interpretation. Consequently, if the Proposal were voted on and approved, neither shareholders nor the Company would be able to determine with reasonable certainty what actions to take in order to take the action requested by the Proposal. Accordingly, the Company believes the Proposal to be impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3) because it would present inherently misleading information to shareholders in violation of the Commission's proxy rules.

As stated in Staff Legal Bulletin No. 14B, "there is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal or supporting statement," but the Staff has permitted proponents to revise a proposal when the revisions are "minor in nature and do not alter the substance of the proposal." In this case, the Company does not believe the revisions would be minor in nature because the explanation needed in order to clarify the vague and indefinite terms in the Proposal as well as the scope of a critical component would be lengthy and require major changes to the Proposal. For this reason, the Company does not believe that it would be in accordance with the Staff precedent to allow revision of the Proposal and reiterates its view that the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, Katherine K. DeLuca, at (804) 775-4385 or at kdeluca@mcguirewoods.com.

Sincerely,



Jane Whitt Sellers

Enclosures

cc: Patrick V. Apodaca – Senior Vice President, General Counsel and Secretary
Leonard D. Sanchez – Associate General Counsel
The Sam and Wendy Hitt Family Trust

Exhibit A

November 28, 2016

Mr. Patrick Apodaca
Corporate Secretary
PNM Resources, Inc.
414 Silver Avenue SW, MS-1245
Albuquerque, NM 87102-3289

Dear Mr. Apodaca:

As investors in Public Service Company of New Mexico, we are writing to propose that PNM publish a comprehensive assessment identifying all PNM generation assets that might become stranded, in what time frame, and quantifying low, medium, and high financial risk associated with each respective asset.

We believe identifying assets that might become stranded will help shareholders evaluate their investment and guide the company's financial planning.

The attached proposal in submitted for inclusion in the 2017 PNM Resources, Inc. proxy statement in accordance with Rule 14a-8 of the general Rules and Regulations of the Securities Act of 1934. The Sam and Wendy Hitt Family Trust is the beneficial owner of 100 shares of PNM Resources stock. We have continuously owned more than $2000 of PNM Resources stock for more than a year, and intend to continue owning those shares through the 2017 annual meeting. Under separate cover, our Walden Asset Management portfolio manager will provide verification of ownership from our sub-custodian, State Street Bank, a DTC participant.

One of us, or a representative, will attend the annual shareholder meeting to move the resolution as is required by SEC rules. We may be joined by co-filers, but we are the primary filer of this stranded assets proposal. We look forward to discussing our proposal with you. Sam can be contacted at (505) 438-1057, or sam@wildwatershed.org.

Sincerely,



Sam and Wendy Hitt
P. O. Box 1943
Santa Fe, NM 87504

STRANDED ASSETS DUE TO CLIMATE CHANGE

BE IT RESOLVED: Shareholders request that Public Service Company of New Mexico ("PNM") publish a comprehensive assessment by September 2017, omitting proprietary information and at reasonable cost, identifying all PNM generation assets that might become stranded, in what time frame, and quantifying low, medium, and high financial risk associated with each respective asset.

SUPPORTING STATEMENT

A 2014 report from Oxford University's Stranded Assets Program says "Reducing emissions from electricity generation is crucial to addressing risks of anthropogenic climate change." Such reductions will have important benefits locally. According to a recent study, rising temperatures in the Southwest dramatically increase the risk of a regional megadrought but aggressive reduction in greenhouse gas emissions cuts this risk nearly in half.[1]

PNM generates approximately 93% of its energy from non-renewable sources, including 50% from coal.[2] Regulations designed to mitigate the worst impacts of climate change, as well as climate related market changes, are likely to strand these assets.

PNM recently agreed to close units 2 & 3 at the company's coal fired San Juan Generating Station ("SJGS") resulting in stranded assets exceeding $250 million, losses equally split between shareholders and ratepayers. The remaining SJGS units 1 & 4 might become stranded depending on a future determination of the extent to which they continue to serve retail customers' needs.[3] All the SJGS units are more than 40 years old and the nearby Four Corners Coal Plant ("FCPP") is 50 years old. These aging coal plants are depreciated out until 2053 for SJGS and 2031 for FCPP. The average life of a coal plant is only 40 years, according to the National Association of Regulatory Utility Commissioners.[4]

In June 2015, the U.S. adopted the Clean Power Plan, which requires the U.S. electric power sector to significantly reduce carbon emissions. HSBC noted that the Clean Power Plan's clean air requirements could "increase the stranding risk for U.S. coal producers and coal heavy utilities." In comments to the EPA opposing the Clean Power Plan, a group of utilities claimed that coal pollution regulation will "result in billions of dollars in stranded assets." (Comment from Coalition for Innovative Climate Solutions).

Renewable power may also strand coal assets. According to a 2014 Rocky Mountain Institute report: "the point at which solar-plus-battery systems reach grid parity [...] is well within the 30-year planned economic life of central power plants and transmission infrastructure. Such parity and the customer defections it could trigger would strand those costly utility assets."

---

1 See http://advances.sciencemag.org/content/2/10/e1600873.full

2 See PNM Investor Presentation 10-6-2016, p. 37

3 NM PRC Case No. 13-00390-UT, Supplemental Stipulation, ¶6.

4 See http://qz.com/61423/coal-fired-power-plants-near-retirement/

PNM Resources, Inc.
414 Silver Ave., SW
Albuquerque, NM 87102-3289
PNMResources.com


PNM Resources

November 30, 2016

Sent via Electronic Mail and Overnight Delivery

Sam and Wendy Hitt
The Sam and Wendy Hitt Family Trust
P.O. Box 1943
Santa Fe, New Mexico 87504
sam@wildwatershed.org

Dear Mr. and Mrs. Hitt:

On November 30, 2016, PNM Resources, Inc. ("PNMR") received the shareholder proposal (the "Proposal") submitted by you on behalf of The Sam and Wendy Hitt Family Trust (the "Trust") for inclusion in the PNMR proxy statement for the 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting"). In accordance with the regulations of the Securities and Exchange Commission (the "SEC"), we are required to notify you if your submission does not comply with the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We are unable to verify through PNMR's records that the Trust has been a stockholder of PNMR in the amount and for the period of time required by Rule 14a-8(b) under the Exchange Act (Rule 14a-8(b)) and therefore are unable to determine the Trust's eligibility to submit a proposal for consideration at the 2017 Annual Meeting. Accordingly, we request that you provide the written information required by Rule 14a-8(b)(2) establishing the Trust's ownership eligibility. Rule 14a-8(b) states that, in order to be eligible to submit a proposal, the Trust must have continuously held at least $2,000 in market value, or 1%, of PNMR's securities for at least one year preceding and including the date on which you submitted the proposal (November 30, 2016). The Trust must continue to hold the requisite amount of PNMR's securities through the date of the 2017 Annual Meeting.

There are two ways to demonstrate the Trust's ownership eligibility under the SEC rules. You may submit to us either:

- a written statement from the "record" holder of the securities (usually a broker or a bank that is a DTC participant) verifying that, as of the date you submitted the Proposal (November 30, 2016), the Trust has held continuously the requisite number of PNMR's securities for at least one year; or

- a copy of a filed Schedule 13D, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Trust's ownership of shares as of or before the date on which the one-year eligibility period began and a written statement that the Trust continuously held the required number of shares for the one-year period as of the date of the statement.

We understand from your letter dated November 28, 2016 that you intend to provide verification of ownership from State Street Bank, a DTC participant and sub-custodian for the Trust's portfolio manager, Walden Asset Management. **In accordance with Rule 14a-8(f)(1) under the Exchange Act, we inform you that the Trust's proof of ownership information must be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter**.

Pursuant to Rule 14a-8(f) under the Exchange Act, PNMR will be entitled to exclude the Proposal from its proxy materials if proof of ownership is not timely received, or if such proof of ownership letter does not provide the proof of ownership information required by Rule 14a-8(b). A copy of Rule 14a-8 under the Exchange Act is attached for your reference.

Sincerely,



Leonard D. Sanchez
Director, Ethics and Governance

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1****:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2****:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3****:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4****:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5****:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6****:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7****:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8****:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9****:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper under state law***: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of law****:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of proxy rules****:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal grievance; special interest****:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance****:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of power/authority****:* If the company would lack the power or authority to implement the proposal;

(7) ***Management functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with company's proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) ***Substantially implemented:*** If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific amount of dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10:*** What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) ***The proposal***;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11:*** May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12:*** If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) ***Question 13:*** What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Institutional Trust and Custody
425 Walnut Street
Cincinnati, OH 45202

usbank.com

Date: November 28, 2016

To Whom It May Concern:

U.S. Bank is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **Sam and Wendy Hitt Family Trust.**

In connection with a shareholder proposal submitted by **Sam and Wendy Hitt Family Trust** on **November 28, 2016** we are writing to confirm that **Sam and Wendy Hitt Family Trust** has had beneficial ownership of a least $2,000 in market value of the voting securities of **PNM Resources Inc. (Cusip#69349H107)** for more than one year.

U.S. Bank serves as the sub-custodian for Boston Trust and Investment Management Company. U.S. Bank is a DTC participant.

Sincerely,

M Wolf

Melissa Wolf
Officer, Client Service Manager
Institutional Trust & Custody